                                                                                                                                                                                        February 2, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On November 25, 2009, Northern Lights Fund Trust (the "Registrant"), on behalf of the Toews Hedged International Developed Markets Fund, Toews Hedged Emerging Markets Fund, Toews Hedged High Yield Bond Fund, Toews Hedged Large-Cap Fund and Toews Hedged Small & Mid Cap Fund (each a "Fund" and together the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 115 to its registration statement under the Securities Act of 1933 on Form N-1A.  On December 30, 2009 you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

1.

Comment.  With respect to the footnotes that accompany each Fund's table under the section entitled Fees and Expenses of the Fund, please delete "…not the indirect costs of investing in other investment companies."

Response.  The requested deletion has been made for each of the Funds.

2.

Comment.  With respect to the footnotes that accompany each Fund's table under the section entitled Fees and Expenses of the Fund, please reduce the length of the description of the expense cap such that it includes only the elements of (i) time to expiration and (ii) terms under which it may be terminated.

Response.  The requested deletions have been made for each of the Funds.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser
JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771